Exhibit 3

MediaRing Ltd (RCB No.199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
FOR IMMEDIATE RELEASE
Contact Information:
August Consulting
Tel: 6733 8873 Fax: 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg
MediaRing increases stake in Pacific Internet, taking its shareholding to 29.20%
•	MediaRing believes it is now the single largest shareholder of PacNet

•	Requests representation on PacNet’s board, naming Koh Boon Hwee and Khaw Kheng Joo as nominees
SINGAPORE — 24 July 2006 — Mainboard-listed MediaRing Ltd (“MediaRing”), a leading pure-play VoIP telephony service provider in Asia, today announced that it has increased its shareholding in Nasdaq-listed Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet”) to 29.20%.
MediaRing believes that it is currently the single largest shareholder of PacNet. MediaRing acquired a total of 3,305,090 PacNet shares since the expiration of its tender offer for PacNet on 10 July 2006. Together with the PacNet shares it held prior to the tender offer, MediaRing now owns 3,956,662 PacNet shares, or approximately 29.20% of the issued shares of PacNet.
“Our investment in PacNet is strategic, made in recognition of the potential business synergies between MediaRing and PacNet. We believe that the increasing trend of convergence of voice and data services provide many business opportunities for both companies to complement the services provided by each other,” said Mr Khaw Kheng Joo, CEO of MediaRing.
“Being a strategic investor in PacNet, we intend to engage the management of PacNet to explore potential business opportunities that could benefit both companies,” said Mr Khaw.

“These opportunities include cross-selling of both our services to our respective customer bases and sharing of resources in complementary geographic locations.”
MediaRing believes that both companies will be able to achieve cost efficiencies by working together, which will enable them to compete more effectively against competitors in all their markets.
MediaRing has also requested for proportionate representation on PacNet’s Board, as it believes it is the company’s largest shareholder. “We have sent an official request to PacNet and hope that our request will be considered favourably by PacNet’s Board,” said Mr Khaw.
MediaRing has nominated Mr Koh Boon Hwee, its Executive Director and Mr Khaw to be appointed to PacNet’s Board of Directors. Both Mr Koh and Mr Khaw have extensive experience in the telecommunications industry and MediaRing believes that they will be able to add value to the future growth of PacNet.
About MediaRing
With offices in Singapore, Malaysia, Shanghai, Beijing, Hong Kong, Taiwan, Japan and Sunnyvale (USA), MediaRing is the leading VoIP telephony service provider in Asia who enjoys a growing share of the global pure-play VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95 per cent of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand
MediaRing increases stake in Pacific Internet, taking its shareholding to 29.20%

and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
MediaRing increases stake in Pacific Internet, taking its shareholding to 29.20%